UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒                                  Merger(1)

☐                                    Liquidation

☐                                    Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                      Name of fund:  Schroder Capital Funds (Delaware)

3.                                      Securities and Exchange Commission File No.:  811-01911

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application	☒	Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

875 Third Avenue, 22nd Floor,

New York, New York 10022

6.                                      Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Timothy W. Diggins, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 (617) 951-7389	Carin F. Muhlbaum, Esq. Schroder Investment Management North America Inc. 875 Third Avenue, 22nd Floor, New York, New York 10022 (212) 641-3890

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

(a)         Schroder Investment Management North America Inc., 875 Third Avenue, 22nd Floor, New York, New York 10022 (212-641-3800)

(1)  The liquidation and termination of Schroder Capital Funds (Delaware) (the “Trust”) follows the reorganization of Schroder International Alpha Fund and Schroder U.S. Opportunities Fund, each a series of the Trust, into Hartford Schroders International Stock Fund and Hartford Schroders US Small Cap Opportunities Fund, each a series of The Hartford Mutual Funds II, Inc., respectively. On August 1, 2016, The Hartford Mutual Funds II, Inc. filed a combined proxy statement/prospectus on Form N-14 (File No. 333-212807) with respect to the reorganizations.

(b)         J.P. Morgan Chase Bank, 270 Park Avenue, New York, New York 10017 (212-270-6000)

(c)          Boston Financial Data Services, Inc., 2000 Crown Colony Drive, Quincy, MA 02169 (415-765-3616)

(d)         SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456 (610-676-1000)

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                      Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☒ Open-end	☐ Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated.

Investment Adviser

Schroder Investment Management North America Inc.

875 Third Avenue

New York, New York 10022

Investment Sub-adviser for Schroder International Alpha Fund only

Schroder Investment Management North America Limited

31 Gresham Street

London EC2V 7QA

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Schroder Fund Advisors LLC

875 Third Avenue

New York, New York 10022

13.                               If the fund is a unit investment trust (“UIT”) provide: Not applicable

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.                               (a)                                 Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board vote took place:

May 31, 2016

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the shareholder vote took place:

October 13, 2016

If No, explain:

II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

(a)                                 If Yes, list the date(s) on which the fund made those distributions:

October 21, 2016

(b)                                 Were the distributions made on the basis of net assets?

☒ Yes	☐ No

(c)                                  Were the distributions made pro rata based on share ownership?

☒ Yes	☐ No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:

Has the fund issued senior securities?

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.                               Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes	☐ No

If No,

(a)                                 How many shareholders does the fund have as of the date this form is filed?

(b)                                 Describe the relationship of each remaining shareholder to the fund:

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                                 Why has the fund retained the remaining assets?

(c)                                  Will the remaining assets be invested in securities?

☐ Yes	☐ No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes	☒ No

If Yes,

(a)                                 Describe the type and amount of each debt or other liability:

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

IV.                               Information About Event(s) Leading to Request For Deregistration

22.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:(2)

(i)	Legal expenses: $85,677 (estimate)

(ii)	Accounting expenses: $1,750

(iii)	Other expenses (list and identify separately):

Proxy solicitation expenses: $14,512

Director “tail” insurance premiums: $16,875

Transfer Agency fees: $24,717

(iv)	Total expenses (sum of lines (i)-(iii) above): $143,531

(b)                                How were those expenses allocated?

All expenses incurred in connection with the merger were borne by Schroder Investment Management North America Inc. and, in certain instances, Hartford Funds Management Company, LLC.

(c)                                 Who paid those expenses?

All expenses incurred in connection with the merger were assumed by Schroder Investment Management North America Inc. and Hartford Funds Management Company, LLC.

(d)                                How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                               Is the fund a party to any litigation or administrative proceeding?

☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

(2) The estimated expenses reflect the Trust's portion of total merger expenses in connection with the Hartford reorganizations.

VI.                               Mergers Only

26.                               (a)                                  State the name of the fund surviving the Merger:

Acquired Fund	Acquiring Fund
Schroder International Alpha Fund	Hartford Schroders International Stock Fund
Schroder U.S. Opportunities Fund	Hartford Schroders US Small Cap Opportunities Fund

(b)                                 State the Investment Company Act file number of the fund surviving the Merger:

The Hartford Mutual Funds II, Inc.: 811-00558

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Hartford Mutual Funds II, Inc.: Filed on August 1, 2016 as Exhibit F to the Combined Proxy Statement/Prospectus on Form N-14 (File No. 333-212807)

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Schroder Capital Funds (Delaware), (ii) he is the President of Schroder Capital Funds (Delaware), and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Mark A. Hemenetz
Mark A. Hemenetz